January 30, 2014

Deborah Skeens

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Navigator Sentry Managed Volatility Fund

Dear Ms. Skeens:

On November 18, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Navigator Sentry Managed Volatility Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 560 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on December 18, 2013 to the Registration Statement by phone to Cassandra Borchers.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

PROSPECTUS:

Comment 1.

Please confirm that all missing or incomplete information or required exhibits will be included in the 485(b) filing.

Response.  Registrant confirms that any missing expense, performance, or other necessary information and exhibits that were not included in the 485(a) filing will be included with the 485(b) filing.

Comment 2.  The name “Sentry” may imply insurance or protection.  Also the investment objective for the Fund does not appear to be entirely consistent with the name of the Fund.  Please explain why Sentry is not misleading and consider changing the name of the Fund, or the investment objective.

Response.  Registrant does not believe that the name of the Fund is misleading and believes the investment objective properly reflects the fact that the Fund seeks to protect against unfavorable U.S. equity markets.  Registrant notes that, at least initially, the Fund will be utilized primarily by the adviser for the accounts which it manages, and it has utilized such a hedging strategy under the name “Sentry” prior to forming the Fund; therefore its clients are familiar with the name and the adviser’s hedging strategies.  Registrant further notes additional disclosure has been added to the principal investments strategies and principal risk sections so that it is clear the Fund does not guarantee returns, and in fact will not have positive returns when the market as a whole is performing well.  Finally, “managed volatility” in the Fund’s name represents the fact that managing volatility is a principal element of the adviser’s strategy.

Comment 3.  The Investment Objective is, “The Fund seeks negative correlation to the U.S. equity markets, including positive returns in unfavorable equity markets.”  However, this may not be entirely consistent with the name of the Fund.  Is the objective to moderate volatility?  Do you mean to hold as part of a larger portfolio of more conventional equity securities?  Please revise the investment objective accordingly.  For example, please revise the investment objective (if accurate) to more clearly state that the Fund is designed to be held as part of a larger portfolio of more conventional equity securities to manage the overall volatility of the portfolio.

Response.  As discussed in comment 2, Registrant believes the Fund’s investment objective is appropriate.

Comment 4.  Please revise the footnotes to the Fee Table to reflect the fact that AFFE is estimated (footnote 1), and incorporate footnote 2 which addresses AFFE; please also include footnote 1 with respect to Total Annual Fund Operating Expenses.

Response.  The requested revisions have been made and the footnotes to the fee table have been corrected.

Comment 5.

Please confirm the advisory agreement, operating expense limitation agreement, and all other necessary exhibits will be filed by amendment prior to the Fund’s effective date.

Response.  Registrant confirms all necessary exhibits will be filed by amendment with the 485(b) filing.

Comment 6.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund has included this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.  Registrant confirms that a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date of the prospectus in order to be included in the Expense Table.  Registrant has updated the footnote to the Fee Table accordingly.

Comment 7.

Please confirm that in calculating the Example, Registrant will only include the fee waiver for the current term of such agreement, and used gross operating expense numbers for longer terms.

Response.  Registrant confirms the expense limitation was only used for the term of the current agreement when calculating the Example.

Comment 8.  Please review the Fund's Principal Investment Strategy Section and Principal Risk Section and confirm in your response that each risk listed is consistent with the principal investment strategies of the Fund, and that appropriate risks for each strategy are included.

Response.  Registrant has reviewed and revised the Fund’s Principal Investment Strategies and Principal Risk sections and confirms each risk listed is consistent with the Fund’s Principal Investment Strategies and that it believes all appropriate risks have been disclosed in the revised prospectus, to be filed on amendment.

Comment 9.

The "Principal Investment Risk" section, please explain what is meant by "tracking risk" under the derivatives risk disclosure.

Response.  The requested revision has been made and the following added:

"… tracking risk (the derivatives may not track the volatility of the underlying volatility index)…"

Comment 10.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed and revised the disclosure in consideration of the Barry Miller letter.  Registrant believes the derivatives-related disclosure, as revised, is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 11.  Please disclose in the Management Style Risk that the Adviser’s judgment about the market as a whole may also be incorrect.

Response.  The requested revision has been made:

“Management Style Risk - The Adviser’s judgment about the potential appreciation of a particular security in which the Fund invests or its judgments about the market as a whole, may prove to be incorrect.”

Comment 12.  The Short Position Risk in the Summary is not complete.  Please also state that Fund will be adversely affected by stock market gains when holding short positions.

Response.  The risk disclosure has been revised as requested:

“Short Position Risk - The Fund may investment in short futures or option positions and inverse Its which will prevent the Fund from participating in market gains.  The Fund will be adversely affected by stock market gains of the underlying security which is held short.”

Comment 13.

In the Stock Market Risk, please disclose the fact that as a result of the Fund’s principal investment strategies, positive movements in the market will negatively impact the Fund.

Response.  The risk disclosure has been revised as requested:

“Stock Market Risk - Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  because of the Fund’s principal investment strategies, positive movements in the market may negatively impact the Fund.”

Comment 14.  In the “Portfolio Managers” section, please include information required by Form N-1A, Item 5(b), and correct disclosure to reflect the fact that the Fund will commence operations in 2014.

Response.  The requested revision has been made.

Comment 15.  Under the information regarding purchase of Class A shares, please correct the chart on page 17 to clarify what the dealer reallowance percentage is for purchases of $1,000,000 or greater.

Response.  The following requested revision has been made.

Comment 16.  Please include the information required by Form N-1A, Item 12(b)(2).

Response.  The requested revision has been included under Distribution of Shares:

"Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges."

STATEMENT OF ADDITIONAL INFORMATION:

Comment 17.

  In the SAI, please include the information required by Item 20(b) of Form N-1A.

Response.  Registrant will include revised disclosure regarding the portfolio manager’s compensation in the 485(b) filing:

“The portfolio manager receives a salary from the Adviser.  As an owner, he  may also receive a share of firm profits, if any.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 352-6632 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/Cassandra W. Borchers/

Cassandra W. Borchers